

Mail Stop 4720

December 17, 2009

Paul D. Borja
Chief Financial Officer
Flagstar Bancorp, Inc.
5151 Corporate Dr.
Troy, MI 48098

Re:     Flagstar Bancorp, Inc.
        Form 10-K for the period ended December 31, 2008
        Forms 10-Q for 2009
        File No. 001-16577
        Form S-3 filed November 3, 2009
        File No. 333-162823

Dear Mr. Borja:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with your proposed disclosures to be included in future filings. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Business, page 3

1.      Please refer to your response to comment 1 of our letter dated September 23, 2009
        and address the following:

    •   Please tell us and revise future filings to provide a tabular presentation of the
        future reset dates for your ARM loans.  It should be clear to a reader how much of
        these loans will reset in each future period.

    •   Please tell us and revise future filings to explain why your believe presenting your
        underwriting polices and procedures for mortgage and HELOC loans originated
        prior to 2009 in a separate section from loans originated in 2009 is appropriate,
        clarifying why you have presented some periods under Banking Operations and
        some under Home Lending Operations.  Alternatively, please revise to include
        this in one section.

    •   We note that you include the amount of negative amortization recorded as interest
        income in a table by year of origination.  It is not clear from this presentation
        when the interest income was recognized.  Please revise to specifically disclose
        this amount for each period reported in your financial statements.  Consider the
        need to specifically discuss these amounts in MD&A.

Note 8.  Private-label Securitization Activity, page 97

2.      Please refer your response to comment 2 of our letter dated September 30, 2009
        and address the following:

    •   Please revise future filings to incorporate your response into your future
        filings.  For example, discuss the value of the transferor's interest of each trust
        separately, and explain your views as to why you believe the amounts recorded
        will be collected.

    •   Please tell us and revise future filings to separately disclose the notional value of
        the total unfunded commitment under each trust and the amount of the unfunded
        commitments that have been frozen or suspended under each trust.  As part of
        your disclosure, discuss how you developed the SFAS 5 (ASC 450) liability
        recorded for the trust(s) and disclose the key assumptions, such as the fact that
        you are assuming a 100% loss on all of the subsequent draw downs on the
        HELOCs and how you developed the estimate based on historical draw
        behaviors.  Additionally, supplementally tell us in greater detail how you
        estimated the draw downs based on historical behavior, and consider providing us
        an example to illustrate how the amount was determined.

- It is unclear to us how you concluded that a SFAS 5 (ASC 450) liability was not required for the FSTAR 2006-2 trust prior to November 30, 2009 given the losses recognized on the transferor's interest as of June 30, 2009 and September 30, 2009. Please either provide further information supporting your conclusion that a SFAS 5 (ASC 450) liability was not required in earlier periods or provide us with a materiality analysis illustrating how the effect would not have been material.

Form 8-K filed December 14, 2009

3.  Please address the following regarding your disclosure of the additional regulatory restrictions recently imposed on the company and the bank:

    - Please confirm to us that you are not subject to a formal regulatory compliance order.

    - Please confirm to us that you have disclosed all changes made or to be made as a result of any informal agreements or understanding, written or otherwise, which are reasonably likely to have a material effect on liquidity, capital resources, or future operating results.

    - In addition, if you are aware of any other current recommendations by any regulatory authorities which, if implemented, are reasonably likely to have a material effect on liquidity, capital resources, or future operating results, please confirm to us that you have provided appropriate disclosure.

4.  Please revise this document to provide a significantly expanded discussion of the terms of each regulatory restriction identified that has been recently imposed on the company. Information on what disclosures are recommended for companies operating under informal regulator restrictions may be obtained on our website at: http://www.sec.gov/news/speech/2009/slides1209slh.pdf.

5.  Please revise to clearly disclose the steps you have taken to address each regulatory restriction in place and describe the steps you expect to take in the future.

6.  As part of your expanded disclosures, please quantify the limitations imposed on your asset growth. Please quantify the amount of brokered deposits as of the date the regulatory restrictions were imposed. Identify the maturities of those deposits, and discuss your intentions for alternative funding.

Form S-3 filed November 3, 2009

7.      Please revise the Form S-3 that you filed with Commission on November 3, 2009 to include the information provided in your responses to our comments. Alternatively, amend the affected documents or provide the information in a Form 8-K to be specifically incorporated into the registration statement.

8.      File a pre-effective amendment to the Form S-3 filed on November 3, 2009 that includes the prospectus supplement for your proposed rights offering.  Include a complete and prominent description of the additional regulatory restrictions recently imposed on the company and include related risk factors, as appropriate.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please file your response on EDGAR.  Please furnish a cover letter that keys your response to our comments, including drafts of intended revisions to disclosures in future filings and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851, or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. You may contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel